Exhibit 99.1

YAMANA GOLD PROVIDES 2013 EXPLORATION UPDATE
Exploration continues to unlock value at existing operations

TORONTO, ONTARIO, July 31, 2013 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced mid-year highlights from its 2013 exploration program at existing operations and development projects.

Exploration at Yamana continues to be a key to unlocking value at existing operations.  The 2013 program will continue to focus on finding higher quality ounces, those with the greatest potential to most quickly generate cash flow allowing the Company to grow prudently and profitably.

The Company’s exploration budget for 2013 is approximately $105 million and in the first half of the year approximately $51 million has been spent. Exploration will continue to focus on mineral resource discovery and development as well as mineral reserve growth at existing operations, development projects and on new discoveries to continue developing the Company’s project pipeline.   More than 150,000 metres of drilling at 12 mines and projects has been completed to date as part of the 2013 program.

Highlights include:

Chapada, Brazil – Corpo Sul
•	Infill drilling at Corpo Sul southwest of the Chapada pit continues to encounter thick high grade gold-copper intercepts.
•	High grade core trend extends beyond the current pit with the potential to extend mine life
Significance:  Corpo Sul continues to get bigger at better grades, potentially increasing future sustainable production targets at Chapada, as well as enhancing flexibility of the operation.

Arco Sul, Brazil
•	Drilling continues to define and upgrade mineral resources.
Significance: Creates opportunity for production of concentrate that could be blended with that of Chapada or shipped in conjunction with concentrate from Chapada to utilize existing infrastructure.

Gualcamayo, Argentina
•	New extensions to Rodado deposits located to the northeast and southwest.
Significance:  The new southwest extensions will add significant ounces which will support the evaluation of alternate ore processing options.

(All dollar amounts are expressed in United States dollars unless otherwise specified.)
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Minera Florida, Chile
•	New structural model developed including high grade zones.
Significance:  The newly developed structural model has provided exploration targets some of which are currently being drilled and are close to historical development, which could extend mine life.

C1 Santa Luz, Brazil
•	Mineral resource expansion of the C1 Santa Luz underground deposits continue to grow and remain open in all directions.
Significance:  Growth of the underground mineral resources create the potential to mine from the open pit and underground concurrently – original mineplan called for successive mining.

Ernesto/Pau-a-Pique, Brazil
•	Positive results in the Upper, Middle, Lower and Bonus traps, which are expected to significantly expand existing mineral resources.
•	Discovery of a potential new zone – Pontes Lacerda.
Significance:  Potential mineral resource expansion with higher quality ounces will provide the opportunity to increase production.

Pilar, Brazil
•	Continued positive results along the 20 kilometre trend between Maria Lazarus and Caiamar.
•	Maria Lazarus traced for 3,200 metres along strike and 900 metres down dip and dips 45-50 degrees to the west, an orientation that is very conducive for mining.
Significance:  Additional sources of ore for Pilar will provide flexibility to realize increased production levels.

Cerro Moro, Argentina
•	The second exploration hole of the year discovers the new Margarita structure.
•	Trenching at Escondida Central confirms near surface high grade ore.
Significance:  Potential to significantly enhance the mineral resource base, which could positively impact future production levels.

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Chapada, Brazil

The principal goals of the 2013 Chapada exploration program are to upgrade mineral resources to mineral reserves and continue to expand the mineral resource base.  These goals are expected to be achieved with the program focused on drilling at Corpo Sul.

In addition to the potential already identified with the discovery and growth of Corpo Sul and the gold only satellite deposit, Suruca, which is expected to begin contributing to production in late 2014, continued exploration success at Arco Sul, located 260 kilometres from Chapada, has led the Company to begin evaluating Arco Sul as an additional source of concentrate to be transported and processed along with concentrate from Chapada’s main operation.
While Arco Sul would be developed, after further evaluation, as a standalone mine and Arco Sul’s ore would be processed on site to produce a concentrate, that concentrate would be combined with the Chapada concentrate for delivery to the smelters as both concentrate sources are equidistant from the port, creating various potential efficiencies.  Arco Sul would thus provide potential additional gold only production for Chapada relying on Chapada’s extensive logistics, infrastructures and transportation system.

Growth in the size and quality of the mineral resource base at Chapada will ensure the delivery of sustainable production of 150,000 ounces of gold and 135 million pounds of copper through ores from the main pit, Suruca, Corpo Sul and Arco Sul in addition to the potential to support further increases to the sustainable production targets.

Corpo Sul
Corpo Sul, discovered in 2011, has been established as an extension of the main Chapada pit with copper and gold grades that exceed grades otherwise expected in the future years of the mine plan.  Exploration success continues to confirm the apparent homogeneity and grow the size of the known mineralization of Corpo Sul, further increasing the significance of the potential impact this extension represents at Chapada.

Infill drilling at Corpo Sul to 100 metre by 100 metre spacing will lead to an upgrade of inferred mineral resources to the indicated mineral resource category and will establish the high trend within the mineral body for future exploration programs.  These results include:

•	Hole CS213 - 167.7 metres of 0.69 g/t Au and 0.50% Cu from 22.3 metres, including 111.0 metres of 0.95 g/t Au and 0.63% Cu from 53.0 metres.
•	Hole CS215 - 76.7 metres of 0.55 g/t Au and 0.46% Cu from 113.3 metres, including 52.0 metres of 0.73 g/t Au and 0.58% Cu from 115.0 metres.
•	Hole CS217 - 56.0 metres of 0.32 g/t Au and 0.34% Cu from 124.0 metres including 10.0 metres of 0.50 g/t Au and 0.59% Cu from 160.0 metres.

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Results are shown in the table below:

Table 1
Corpo Sul
Hole No.	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Copper (%)
CS-203	14.2	120.0	105.8	0.32	0.29
Incl.	43.0	84.3	41.3	0.59	0.44
CS-204	21.0	54.2	33.2	0.20	0.38
Incl.	25.0	41.0	16.0	0.24	0.49
CS-204	54.2	146.0	91.8	0.13	0.23
CS-205	4.0	36.0	32.0	0.19	0.32
CS-205	36.0	178.0	142.0	0.11	0.21
Incl.	129.0	168.0	39.0	0.20	0.31
CS-206 A	68.6	150.0	81.4	0.19	0.33
Incl.	86.0	120.0	34.0	0.25	0.41
CS-207	0.0	15.4	15.4	0.13	0.16
CS-207	15.4	180.2	164.8	0.20	0.27
CS-209	1.2	16.0	14.8	-	0.14
CS-209	17.9	150.0	132.1	0.17	0.19
Incl.	121.0	142.5	21.5	0.35	0.33
CS-210	0.0	12.0	12.0	0.12	0.21
CS-213	1.8	22.3	20.5	0.16	0.17
CS-213	22.3	190.0	167.7	0.69	0.50
Incl.	53.0	164.0	111.0	0.95	0.63
CS-215	113.3	190.0	76.7	0.55	0.46
Incl.	115.0	167.0	52.0	0.73	0.58
CS-217	124.0	180.0	56.0	0.32	0.34
Incl.	160.0	170.0	10.0	0.50	0.59
CS-222	164.4	250.0	85.6	0.22	0.24
Incl.	164.4	204.3	39.9	0.40	0.38

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These results suggest a more robust mineral zone is present within the 2012 Corpo Sul mineral reserve pit outline and provides important support that these higher grade zones can be traced beyond the 2012 mineral reserve pit outline and into the 2012 mineral resource pit outline, leading to upgrading and expansion of the existing mineral resource and mineral reserve base.

Corpo Sul’s infill drilling  supports the view that ore from this deposit will be higher grade in both copper and gold and thereby, when blended with ore from the main pit, should increase overall gold and copper production at the main Chapada plant.

Arco Sul
Arco Sul is a new discovery made in late 2010 located in Western Goias State, 260 kilometres from Yamana’s Chapada mine. It is characterized by a stockwork system in contact zone of subvolcanic intrusives and the neoproterozoic volcano-sedimentary basement. Yamana’s exhausted mine, Fazenda Nova, represents a small near surface part of that system. Diamond drilling started in late September 2010 and 89 holes totaling 36,500 metres have been drilled to date. An initial inferred mineral resource of 522,000 ounces at 4.64 grams per tonne contained in 3.50 million tonnes was announced as of December 31, 2012.

A total of 7,000 metres of diamond drilling were budgeted for 2013 to keep extending the current mineral resource. The drill program has finished with 18 holes totaling 6,855 metres and results received to date are confirming continuity down dip and along strike. The most significant results were found in holes BC081 and  BC083 that confirmed the 120 metre down dip continuity of the LV00,LV01, LV02, LV03 and LV04 mineralized zones.

Results are shown in the table below:

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Table 2
Arco Sul
Hole No.	From (metres)	To (metres)	Length (metres)	Gold (g/t)
BC-74	132.7	134.5	1.8	3.69
BC-74	159.0	163.6	4.6	4.59
Incl.	160.0	162.0	2.0	7.15
BC-74	188.4	189.8	1.4	3.63
Incl.	189.0	189.8	0.8	7.84
BC-74	257.0	259.0	2.0	1.95
BC-75	116.8	119.5	2.7	1.42
BC-76	426.1	473.3	47.2	1.31
Incl.	426.1	430.2	4.1	4.41
Incl.	435.9	436.5	0.6	4.70
Incl.	439.7	440.3	0.6	3.82
Incl.	441.0	445.0	4.0	2.33
Incl.	451.0	456.0	5.0	2.08
Incl.	471.0	472.0	1.0	4.53
BC-78	78.0	83.0	5.0	1.58
BC-78	85.0	90.0	5.0	1.68
BC-78	100.0	103.0	3.0	2.01
BC-78	119.7	121.0	1.3	2.00
BC-78	150.9	151.7	0.8	3.08
BC-78	197.3	197.8	0.5	7.99
BC-79	36.0	48.0	12.0	1.27
BC-79	113.0	116.0	3.0	1.52
BC-79	205.0	206.4	1.4	2.55
BC-80	219.9	222.0	2.1	2.36
BC-80	256.0	258.0	2.0	4.65
BC-80	335.0	337.2	2.2	5.45
BC-80	378.2	380.1	1.9	12.7
BC-80	428.1	432.3	4.2	5.44
BC-80	463.4	467.1	3.7	13.72
BC-81	232.9	236.6	3.7	1.77
BC-81	333.0	347.0	14.0	3.01
BC-81	350.1	352.0	1.9	2.67
BC-81	395.8	398.4	2.6	8.51
BC-81	408.8	412.8	4.0	12.82
BC-83	377.0	426.9	49.9	3.36
Including	392.0	407.0	15.0	9.39
Including	425.0	426.9	1.9	4.4

Studies for flotation and concentrate production are ongoing.  While Arco Sul is comparatively small, Yamana has considered that the well established logistics, infrastructure and transportation systems for Chapada may be utilized to deal with concentrate produced at Arco Sul and production from Arco Sul should contribute significantly to overall Chapada production.

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Gualcamayo, Argentina

Exploration at Gualcamayo has focused on drilling targets surrounding the Rodado and QDD Lower West (“QDDLW”) systems.  A total of 9,090 metres distributed in 32 holes have been completed during the first half of 2013.

Two new potential ore bodies are being outlined by the 2013 drill program.  The Rodado northeast tabular shaped mineral zones form around intercepts in drill hole 12QD-734 which average 3.30 g/t Au over 42.2 metres and are extended with the 2013 intercepts in 13QD-752 that average 4.70 g/t Au over 40.0 metres and 8.0 metres of 5.30 g/t Au intersected in 13QD-754.  The Rodado Southwest discovery hole 12QD-751 intersected 100.0 metres of 3.90 g/t Au and is further supported by 13QD-762 that intersected 133.0 metres of 1.50 g/t Au including 24.0 metres of 3.20 g/t Au and 13QD-774 which intersected 115.3 metres of 2.30 g/t Au including 25.3 metres of 3.50 g/t Au.

The Rodado Southwest mineral body is interpreted to be a deeper QQDLW type system that is open to depth and along strike and has the potential to develop into a significant QDDLW size deposit.

Results are shown in the table below:

Table 3
Gualcamayo
Hole No.	From (metres)	To (metres)	Length (metres)	Gold (g/t)
12QD-732	38.0	40.0	2.0	1.40
12QD-734	27.5	69.9	42.2	3.30
12QD-751	440.0	540.0	100.0	3.90
Incl.	470.0	524.0	54.0	5.50
13QD-752	32.0	72.0	40.0	4.70
Incl.	56.0	70.0	14.0	9.40
13QD-753	32.0	84.0	52.0	2.50
13QD-754	30.0	38.0	8.0	5.30
13QD-755	26.0	48.0	22.0	3.00
13QD-762	435.0	568.0	133.0	1.50
Incl.	544.0	568.0	24.0	3.20

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13QD-774	394.0	509.3	115.3	2.30
Incl.	394.0	412.5	18.5	2.50
Incl.	426.0	509.3	83.3	2.50
Incl.	484.0	509.3	25.3	3.50
13QD-763	30.0	32.0	2.0	4.19
13QD-764	24.0	50.0	26.0	7.98
13QD-764	64.0	66.0	2.0	1.75
13QD-764	80.0	84.0	4.0	3.20
13QD-764	136.0	160.0	24.0	6.76
Incl.	146.0	148.0	2.0	50.40
13QD-764	264.0	266.0	2.0	14.30
13QD-765	24.0	40.0	16.0	3.62
13QD-766	12.0	14.0	2.0	6.70
13QD-766	60.0	64.0	4.0	1.28
13QD-767	21.7	28.0	6.3	1.57
13QD-767	68.0	70.0	2.0	2.16
13QD-767	89.0	98.0	9.0	1.13
13QD-768	24.2	38.0	13.8	2.47
13QD-768	92.0	97.0	5.0	1.42
13QD-768	132.0	136.0	4.0	2.97

With extensions of Rodado and discovery of new ore bodies, many of which are open in multiple directions, the underground drilling and general exploration effort at Gualcamayo is continuing to demonstrate the potential size and scale of Gualcamayo’s underground.  As that size increases and more ounces are found, the opportunity to increase production from the underground is improved and warrants the evaluation of various processing methods to further enhance production.  These studies are ongoing.  Gualcamayo is increasingly becoming a prospective underground operation and these discoveries assist in the expected transition of Gualcamayo from an open pit to underground operation.

Minera Florida, Chile

The Minera Florida exploration program has completed 12,000 metres distributed in 83 holes during the first half of 2013.  The program has tested six separate targets including Peumo, Cadena Alta, Tribuna-Victoria, Maqui-Sur and PVO Sur with the most exciting results found at the PVO Sur target.

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The 2013 drill campaign has encountered both wide zones of moderate gold equivalent grades as demonstrated in ALH1311 which intersected 37.9 metres of 3.9 g/t AuEq from 112.1 metres hole depth and narrower widths of high grade gold and silver grades as seen in ALH1315 which reports 2.9 metres of 10.6 g/t AuEq from 139.3 metres hole depth. The wide intercept in ALH1311 is located 100 metres to the southeast of the Millennium – Halo mineral system, which is the most important mineralized system at Minera Florida and is the original high grade orebody at Minera Florida discovered several decades ago. These intercepts are found along the PVO Sur vein structure and can be traced along strike for 300 metres by 7 drill holes. The mineralized system remains open in all directions.

The importance of these new intercepts is two-fold.  First, the intercepts may link together to form a broad zone of Millennium style mineralization and second, the structural model is now better understood.  The geologists at Minera Florida have recognized that the PVO Sur, Pedro Valencia, Maqui Clavo 1 and Rafael vein structures actually form the east, south, west and north branches of a 500 metre long by 400 metre wide sigmoid shaped structural system conducive to vein formation and precious metal deposition.

Results are shown in the table below:

Table 4
Minera Florida
Hole ID	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Silver (g/t)	Zinc (%)	GEO* (g/t)
ALH1269	324.7	326.6	1.9	2.2	4.0	1.41	2.6
ALH1269	329.2	329.8	0.6	2.9	3.0	1.73	3.5
ALH1269	339.4	353.4	14.0	2.1	4.0	2.35	2.8
ALH1284	44.8	46.2	1.4	2.6	5.0	4.60	4.1
ALH1284	88.8	95.5	6.7	2.0	3.0	1.14	2.4
ALH1284	98.6	100.1	1.5	3.3	2.0	0.46	3.4
ALH1284	103.1	105.7	2.6	1.9	3.0	1.49	2.4
ALH1284	133.1	150.1	17.0	3.4	5.0	2.83	4.3
ALH1311	78.3	85.2	6.9	2.2	4.0	1.74	2.7
ALH1311	91.3	95.7	4.4	1.8	2.0	1.65	2.3
ALH1311	112.1	150.0	37.9	3.1	4.0	2.61	3.9
ALH1314	65.7	67.5	1.8	1.5	4.0	6.42	3.4
ALH1314	79.9	80.6	0.7	5.5	17.0	8.66	8.3
ALH1314	102.7	108.0	5.3	3.4	4.0	2.85	4.3
ALH1314	131.1	141.0	9.9	3.8	3.0	1.23	4.2
ALH1315	139.3	142.2	2.9	9.2	21.0	3.88	10.6
ALH1315	148.7	160	11.3	1.9	5.0	3.91	3.1
ALH1316	103.8	109.3	5.5	3.1	2.0	1.75	3.6
ALH1316	116.4	125.4	9.0	2.4	2.0	1.35	2.9
ALH1318	133.2	145.9	12.7	1.8	3.0	2.40	2.6
* Gold Equivalent Ounces (“GEO”) assumes gold plus the gold equivalent of silver using a ratio of 50:1.

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This discovery will not only provide an extension to the existing mine life but represents the new and best opportunity to sustain and increase production levels by providing more mining flexibility.  These potential new ounces could also improve costs given the proximity to existing development works and infrastructure.

C1 Santa Luz, Brazil

The 2013 27,000 metre drill program at C1 Santa Luz has the dual objectives of infill drilling the deeper mineral zones for mineral resource reclassification and to extend these new zones along strike and to depth.  By mid-year, 13,350 metres distributed in 42 holes are complete and assay results confirm that our goals are being met.

The 2013 drill program has discovered southwest extensions of the 2012 mineral resource which are significant both in width and grade that will add important mineral resources to the C1 Santa Luz underground deposits.  Drill hole MP168 intersected 5.1 metres of 12.55 g/t Au at a hole depth of 505.7 metres hosted in a metamorphosed volcanosedimentary (“MVS”) unit displaying intense brecciation, quartz veining and strong sulfide alteration.  Drill holes MP170 intersected 1.9 metres of 10.14 g/t Au from 339.1 metres in the MVS unit adjacent to the granodiorite intrusive structural contact and MP171 intersected 5.0 metres of 8.53 g/t Au from 310.0 metres in the MSV unit, both hole intercepts displaying brecciated quartz-sulfide +/- sericite alteration as seen in MP168 thereby showing the continuity of the system.

The 2013 exploration program has thus extended the mineralization down dip in MP168, up dip in MP171 with MP170 confirming and upgrading prior mineral intercepts.  The C1 Santa Luz southwest underground extensions remain open in three directions and Yamana will continue to focus on the southwest in subsequent drill campaigns.

Results are shown in the table below:

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Table 5
C1 Santa Luz
Hole No.	From (metres)	To (metres)	Length (metres)	Gold (g/t)
MP-166	398.0	400.0	2.0	1.72
and	433.4	434.5	1.1	1.33
MP-167	449.4	451.6	2.2	1.46
and	455.0	461.3	6.3	1.84
and	475.7	477.3	1.6	1.50
and	492.5	497.1	4.6	1.28
MP-168	505.7	510.8	5.1	12.55
Incl.	505.7	507.6	1.9	29.83
MP-169	388.3	390.4	2.1	2.00
MP-170	339.1	341.0	1.9	10.14
MP-171	310.0	315.0	5.0	8.53
Incl.	314.0	315.0	1.0	32.70
MP-174	346.1	352.0	5.9	5.35
Incl.	350.5	351.3	0.8	19.70
MP-175	378.0	381.8	3.8	5.03
Incl.	381.2	381.8	0.6	12.6

The continued exploration success at C1 Santa Luz indicates that the underground potential is growing beyond prior expectations.  A new mineral resource on the C1 underground is expected at year end and is anticipated to show significant increase after which the underground will be evaluated as a standalone project potentially changing the future production profile for the project by adding an underground operation to supplement the open pit operation.

Ernesto/Pau-a-Pique, Brazil

The 2013 Exploration goals at Ernesto/Pau-a-Pique (“EPAP”) are focused on extending the higher grade corridors at the Ernesto, Japones and Lavrinha targets down plunge, developing the open pit and underground mineral zones and establishing links within the Lower, Middle, Upper and Bonus traps. Surface exploration including mapping and sampling of favorable geologic relationships in the EPAP district is also underway.

Of the planned 14,000 metre drill program, 9,200 metres are completed, distributed in 59 drill holes, as of June 2013.

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Ernesto North Extension
Exploratory drilling to extend Ernesto down dip to the north has revealed positive results in 3 of the 4 holes completed with assays pending on a fourth hole that is visually positive.  ER-151 returned 0.5 metres of 10.60 g/t Au from 139.5 metres in the middle trap target and 1.0 metres of 30.10 g/t Au from 231.2 metres in the lower target.  Holes ER-159 returned 0.6 metres of 6.56 g/t Au from 225.7 metres in the middle trap target and ER-160 returned 0.6 metres of 56.00 g/t Au from 284.2 metres in the Lower trap target.  In addition, ER-157 had visually positive mineral indications at the near surface Bonus trap target. These intercepts act to extend the Ernesto Middle trap deposits 400 metres down dip and the Lower trap deposits 370 metres down dip.

Results are shown in the table 6.

Nosde - Lavrinha Corridor
Results from drilling during the first half of 2013 show very favorable intercepts in most of the holes completed.  Most importantly, the Upper trap mineralization currently being mined at the Lavrinha Pit continues to the northwest for at least 750 metres as evidenced in hole FN20 (2012 hole, 2013 assays) which returned 9.5 metres of 4.66 g/t Au from 154.0 metres hole depth.  The hole also intersected multiple intervals that define the middle trap, including 1.7 metres of 4.82 g/t Au from 300.0 metres and 2.0 metres of 3.77 g/t Au from 308.0 metres.  The final interval of FN20 intersected 1.0 metre of 34.00 g/t Au from 377.0 metres linking it to other Lower trap intervals that are traceable for over 800 metres along strike.

The new near surface “Bonus Trap” mineralization was discovered in FN22 is defined by 9.5 metres of 6.53 g/t Au from 48.0 metres hole depth and remains open in all directions.  FN22 also intersected 4.4 metres of 3.69 g/t Au "Middle Trap" related gold mineralization and 0.6 metres of 7.81 g/t Au "Lower Trap" mineralization.

Results are shown in table 6.

Aquapei and Pontes Lacerda Thrust
Stratigraphically above all of the drill tested Ernesto traps and directly above the Bonus trap mineralization lies the Aquapei-Pontes Lacerda thrust fault which is currently being sampled and mapped. This thrust is thought to be configured similarly to the Lower trap which is host to one to two metre intervals of 5.00-36.00 g/t Au.  Surface chip sampling of the newly mapped structure has returned anomalous to 7.8 g/t Au which indicates precious metal bearing fluids have moved through this new trap and confirm a fifth trap to test in the EPAP district.
Results are shown in the table below:

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Table 6
Ernesto/Pau-a-pique
Target	Hole No.	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Zone
Ernesto	ER-022	152.4	153.1	0.7	18.95	Middle Trap
Ernesto	ER-124	7.0	8.0	1.0	4.72	Middle Trap
Ernesto	ER-151	139.5	140.0	0.5	10.60	Middle Trap
Ernesto	ER-151	231.2	232.2	1.0	30.10	Lower Trap
Ernesto	ER-153	49.9	50.5	0.6	6.27	Lower Trap
Ernesto	ER-159	225.7	226.3	0.6	6.56	Middle Trap
Ernesto	ER-160	284.2	284.8	0.6	56.00	Lower Trap
Lavrinha	LV-042	140.0	140.5	0.5	14.95	Middle Trap
Lavrinha	LV-042	287.2	287.9	0.7	21.60	Middle Trap
Lavrinha	LV-044	103.3	104.5	1.2	7.00	Upper Trap
Lavrinha	LV-044	117.8	119.0	1.2	7.64	Upper Trap
Lavrinha	LV-049	43.5	44.0	0.5	17.05	Inter Trap
Lavrinha	LV-049	66.7	67.2	0.5	7.36	Inter Trap
Lavrinha	LV-049	88.6	89.1	0.5	7.81	Inter Trap
Lavrinha	LV-052	143.0	144.0	1.0	16.30	Inter Trap
Lavrinha	LV-053	51.5	53.0	1.5	3.44	Middle Trap
Nosde	FN-020	154.0	163.5	9.5	4.66	Upper Trap
Nosde	FN-020	300.0	301.7	1.7	4.82	Middle Trap
Nosde	FN-020	308.0	310.0	2.0	3.77	Middle Trap
Nosde	FN-020	314.0	316.0	2.0	3.12	Middle Trap
Nosde	FN-020	377.0	378.0	1.0	34.00	Lower Trap
Nosde	FN-022	36.0	36.5	0.5	9.91	Bonus Trap
Nosde	FN-022	48.0	57.5	9.5	6.53	Bonus Trap
Nosde	FN-022	302.9	307.3	4.4	3.69	Middle Trap
Nosde	FN-022	408.1	408.7	0.6	7.81	Lower Trap
Nosde	FN-025	319.4	320.0	0.6	6.21	Middle Trap
Nosde	FN-026	69.3	69.9	0.6	7.59	Bonus Trap
Nosde	FN-029	60.1	60.8	0.7	36.20	Bonus Trap
Pombinhas	PB-028	7.7	8.3	0.6	4.43	Lower Trap
Japones	JP-031A	31.9	32.5	0.6	14.80	Bonus Trap

The exploration program for 2013 at EPAP is relatively modest,  but has already demonstrated the opportunity for future revisions to the current mineplan that may allow production levels to increase to those  originally planned at the operation.

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Pilar, Brazil

Exploration during the first half of the year has focused on the northwest-southeast trending 20 kilometre long Maria Lazarus-Caiamar mineral trend on the western arm of the west dipping side of the Guarinos greenstone belt.  The exploration efforts to better understand this trend incorporate surface mapping and sampling programs and a targeted 12,000 metre exploration and infill drill program.  A total of 10,600 metres distributed in 36 drill holes are complete to date.  The importance of this trend cannot be understated as it is the mirror image of the geology found at the Pilar mine but seems to contain higher average grades and dips at a more mining friendly 45 to 50 degrees to the west.

Maria Lazarus
The Maria Lazarus target is located 15 kilometres west of the Pilar mine in the Guarinos greenstone belt. Reconnaissance mapping sampling and ultimately drilling confirmed the presence of moderate to high grade gold system.  Mineralization is hosted along shear zone developed near the base of a chloritc schist where it is in contact with amphibolites and graywackes. Yamana has completed 24,700 metres distributed in 51 holes to define a mineral envelope 3,200 metres along strike and up to 900 metres down dip inclined at 45 to 50 degrees to the west. The deposit is open to the south and at depth whereas the favorable stratigraphy pinches out to the north.  Mineral intercepts are 0.5 metres to up to 2.0 metres and likely average less than 1.0 metres but, as previously reported in a June 5, 2012 press release, can contain high grade material as seen in ML-009 with 0.5 metres of 10.35 g/t Au from 598.0 metres and 0.6 metres of 21.10 g/t Au from 740.4 metres in ML-011.  A 200 metre by 200 metre infill program is underway to develop inferred and indicated mineral resources by end of 2013.

Results are shown in the table below:

Table 7
Pilar – Maria Lazarus
Hole No.	From (metres)	To (metres)	Length (metres)	Gold (g/t)
ML-049	503.5	504.3	0.8	12.55
ML-052	79.2	80.0	0.8	14.20
ML-058	149.5	151.2	1.7	13.60
ML-068	553.6	555.3	1.7	4.76
Incl.	554.7	555.3	0.6	9.38

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Caiamar
At Caiamar, both a surface infill drill program to convert inferred mineral resource ounces to indicated mineral resources towards the southern end of the deposit and a program to confirm grade and thicknesses of pre-Yamana drill programs are underway.  The current campaign will complete approximately 50 holes totaling 3,000 metres.

Results are shown in the table below:

Table 8
Pilar - Caiamar
Hole No.	From (metres)	To (metres)	Length (metres)	Gold (g/t)
CA-139	187.0	188.0	1.0	3.27
CA-144	184.0	184.5	0.5	2.19
CA-144	186.2	188.0	1.8	2.42
CA-145	84.6	85.1	0.5	6.88
CA-145	86.7	88.4	1.7	2.88
Incl.	87.2	87.8	0.6	5.61
CA-147	119.3	119.7	0.4	2.83
CA-147	142.0	142.5	0.5	4.25
CA-147	144.5	145.0	0.5	1.72
CA-149	151.1	151.6	0.5	3.71
CA-149	154.8	155.3	0.5	10.8
CA-149	157.0	157.5	0.5	2.16
CA-149	206.1	207.0	0.9	3.08
CA-149	207.5	208.1	0.6	2.69

Caiamar is currently in development to begin contributing to production at Pilar beginning in 2014.  The exploration program’s objectives are to increase the scale of higher grade zones to contribute more in situ ounces at higher grade.  Ores from both Caiamar and in due course Maria Lazarus are expected to be processed at the Pilar plant.

Cerro Moro, Argentina

Following the acquisition of Extorre in 2012, the Exploration program focused on upgrading of mineral inferred resources to indicated mineral resources.  The focus of the 2013 Exploration program is to develop and test new targets that are both within and outside of the known mineralized structural blocks.  The 25,000 metre exploration program has completed 16,512 metres distributed in 83 drill holes.  The second hole drilled this year on a conceptual target is considered the discovery hole of the new Margarita vein and structural trend.

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Margarita
Margarita is a newly discovered vein located in the La Negrita Block, three kilometres north of the main mineralized veins of the Escondida vein system and outside the area containing the known mineral resources.  Initial drilling established continuity of mineralization both along strike and to depth, and preliminary results supported further drilling to evaluate size and grade potential.

Subsequent drilling on the Margarita target revealed that the initial discovery hole had drilled diagonally across the dip of the structure.  Exploration has completed 22 holes for 6,891 metres to date on the Margarita structure, defining a 680 metre by 200 metre mineral zone that dips 40 to 55 degrees to the north and strikes N60-70W.  The best mineral zones are two to three metres true width and these occur where the vein displays a shallower dip.

Two holes completed in 2012 were prioritized for follow up in 2013 due to anomalous near surface results in MD1739 which aligned with 1.9 metres of 1.20 g/t Au and 112.00 g/t Ag or 3.50 g/t AuEq from 97.0 metres in MD1741 which was drilled to test the depth extension of the anomalous quartz vein in MD1739.

The second exploration hole of the 2013 drill campaign, MD1827, was drilled to test the down dip extension of MD1739 and MD1741.  The down dip extension target was hit in MD1827 and the hole was allowed to continue following the intersection of the P1 andesite-dacite unit which is host to the bulk of mineralization at Cerro Moro.

At 206.0 metres, the favorable P1 unit was found and at 217.9 metres and the first of four quartz +/- sulfide vein intercepts that measure 8.7m, 2.7m, 7.8m and 5.4m were exposed. The best intercepts above a 1.00 g/t cut-off include 8.7 metres of 2.1 g/t Au and 290 g/t Ag or 7.9 g/t AuEq from 217.9 metres and 2.7 metres of 4.6 g/t Au and 572 g/t Ag or 16.1 g/t AuEq from 265.3 metres.

The Company believes the discovery of this new structure opens up an entirely new and prospective trend three to four kilometres north of the Escondida ore bodies which should contribute additional ounces to Cerro Moro’s mineral resource and mineral reserve base as additional discoveries are made.

Results are shown in the table below:

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Table 9
Cerro Moro – Margarita
Hole No.	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Silver (g/t)	GEO ( g/t)
MD1827	23.0	25.0	2.0	1.8	4	1.9
MD1827	216.3	217.0	0.7	0.5	77	2.1
MD1827	217.9	226.6	8.7	2.1	290	7.9
MD1827	227.5	232.9	5.4	0.9	136	3.7
MD1827	253.0	260.8	7.8	1.3	199	5.3
MD1827	265.3	268.0	2.7	4.6	572	16.1
MD1835	142.4	142.8	0.4	1.4	130	4.0
MD1835	270.1	272.7	2.6	1.6	203	5.7
Incl.	270.1	270.4	0.3	5.3	854	22.4
MD1842	241.8	243.1	1.3	1.8	302	7.8
Incl.	242.7	243.1	0.4	4.5	739	19.3
MD1846	188.4	188.7	0.3	0.8	110	3.0
MD1851	NSR	-	-	-	-	-
MD1852	NSR	-	-	-	-	-
MD1854	255.1	255.6	0.5	0.5	62	1.8
MD1856	221.9	226.7	4.8	7.5	487	17.2
Incl.	224.7	225.5	0.8	35.6	1,899	73.6
MD1857	67.0	71.0	4.0	0.3	5	0.4
MD1858	190.0	190.8	0.8	1.0	78	2.5
MD1859	28.3	29.0	0.7	1.2	2	1.2
MD1860	NSR	-	-	-	-	-
MD1861	60.6	61.7	1.1	0.8	51	1.8
MD1862	NSR	-	-	-	-	-
MD1870	231.0	236.6	5.6	2.7	211	6.9
MD1871	74.5	75.0	0.5	2.4	2	2.4
MD1873	NSR	-	-	-	-	-
MD1874	306.2	308.9	2.7	1.1	218	5.5
Incl.	306.8	307.3	0.5	4.6	658	17.8
MD1876	344.3	345.3	1.0	0.4	155	3.5
MD1879	270.6	271.1	0.5	0.4	76	1.9
MD1879	289.1	289.4	0.3	0.3	92	2.1
MD1882	338.0	338.5	0.5	0.3	71	1.7
MD1882	339.6	340.0	0.4	0.2	62	1.4
MD1882	343.5	345.4	1.9	0.2	64	1.5
MD1884	NSR	-	-	-	-	-
NSR: No significant result

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Escondida Trenches
In early 2013, Yamana embarked on a program to expose the Escondida Central and Far West ore bodies at Cerro Moro to gather important geotechnical and geochemical information on the ore bodies that will support mine design and mine planning efforts.  A portal was constructed and excavation of the exploratory ramp into Far West is underway with 13 metres of progress to date.  At Escondida Central, the thin surficial cover was scraped away to expose the vein structure over a 300 metre strike length.  The structure was exposed by trenches every 10 metres, the geology mapped and samples collected for analysis.  The results confirm that the Escondida vein contains important near surface gold equivalent grades and the mapping program shows good correlation to the modeled projection of the Escondida Central structure and lithologies. In addition, narrow silicified zones previously unseen in the exploration drilling were exposed, mapped and sampled.  These zones will be tracked as subsequent bench levels are excavated and will be considered for economic extraction if warranted.

Results are shown in the table below:

Table 10
Cerro Moro – Escondida Trenches
Hole No.	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Silver (g/t)	GEO (g/t)
T00-49	11.0	12.6	1.6	2.8	36	3.5
T00-50	12.0	15.4	3.4	9.2	16	9.5
T00-51	16.0	19.4	3.4	6.2	88	7.9
T00-52	10.7	13.1	2.4	33.1	60	34.3
T00-53	15.9	18.1	2.2	1.5	16	1.8
T00-54	16.2	20.7	4.5	3.1	20	3.5
Incl.	16.5	16.8	0.3	10.3	57	11.4
Incl.	20.1	20.4	0.3	19.5	149	22.5
T00-56	12.7	15.2	2.5	5.5	89	7.3
T00-57	13.0	14.7	1.7	4.4	12	4.6
T00-58	12.5	14.3	1.8	72.8	131	75.4
Incl.	13.1	13.7	0.6	205.3	346	212.2
T00-59	11.2	13.0	1.8	4.6	15	4.9
T00-61	8.2	12.0	3.8	32.8	404	40.9
Incl.	10.2	10.8	0.6	193.0	2,236	237.7
T00-62	5.0	5.9	0.9	26.0	52	27.1

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Incl.	5.6	5.9	0.3	63.3	86	65.0
T00-63	7.6	8.8	1.2	3.4	10	3.6
T00-65	9.7	12.4	2.7	5.1	18	5.5
Incl.	10.9	12.1	1.2	9.8	30	10.4
T00-66	7.0	8.5	1.5	10.7	7	10.8
Incl.	7.3	7.6	0.3	48.6	6	48.7
T00-68	5.0	5.6	0.6	4.8	11	5.1

2013 Exploration Program

Exploration at Yamana continues to be a key to unlocking value at existing operations.  The 2013 program will continue to focus on finding higher quality ounces, those with the greatest potential to most quickly generate cash flow allowing the Company to grow prudently and more profitably.

Quality Assurance and Quality Control
Yamana incorporates a rigorous Quality Assurance and Quality Control program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by the CIM and National Instrument 43-101.  This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.  For additional information on these programs for Chapada, Gualcamayo and Minera Florida  please refer to the following technical reports: Chapada Mine and Suruca Project,  Goiás State, Brazil Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators dated March 7, 2011, Technical Report for Gualcamayo Project, San Juan, Argentina dated March 25, 2011 and Technical Report on the Pedro Valencia Mine of Minera Florida Limitada, Central Chile dated March 22, 2010  found at www.sedar.com.

Qualified Persons
Sergio Brandão, P. Geo., Director of Exploration, Brazil for Yamana Gold Inc. has reviewed and approved the scientific and technical information contained within this press release relating to Chapada, Arco Sul and Pilar and serves as the Qualified Person as defined in National Instrument 43-101.

William Wulftange, P. Geo., Vice President, Resources & Reserves and Technical Compliance, Yamana Gold Inc. has reviewed and approved the scientific and technical information contained within this press release relating to Gualcamayo, Minera Florida, C1 Santa Luz, Ernesto/Pau-a-Pique and Cerro Moro and serves as the Qualified Person as defined in National Instrument 43-101.

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About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form for the year ended December 31st, 2012 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F for the year ended December 31st, 2012 filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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